ASX RELEASE | June 23, 2020 | ASX:PLL; NASDAQ:PLL

PIEDMONT APPOINTS PRIMERO GROUP AS

PREFERRED EPC AND OPERATIONS CONTRACTOR

•         Piedmont and Primero have entered into an MOU for the delivery of the proposed Piedmont spodumene concentrator on an Engineer, Procure, and Construct (“EPC”) basis

•         Primero to contract operate the spodumene concentrator for a period of up to six years following construction

•         Primero is a world leader in the design, construction, and operations of spodumene concentrator projects

•         MOU significantly mitigates the execution risk of Piedmont’s integrated lithium hydroxide business

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to report that the Company has entered into a memorandum of understanding (“MOU”) with Primero Group (“Primero”) relating to the Company’s planned spodumene concentrator located in the historic Carolina Tin-Spodumene Belt in North Carolina, USA.

Piedmont and Primero have partnered since early 2018 and Primero has been the lead engineering consultant for Piedmont’s scoping studies, concentrator design, and metallurgical testwork management.  Building on this strong relationship, Piedmont and Primero have entered into the MOU to work together on an exclusive basis to agree binding documentation relating to the definitive feasibility study (“DFS”), front-end engineering design, EPC delivery, commissioning, ramp-up and contract operations of the spodumene concentrator.

The EPC and operations contract models contemplated by the MOU provide incentives for Primero to achieve safety, schedule, budget, process performance, production, and recovery targets.  The arrangements contemplated by the MOU create a delivery framework which significantly reduces technical, operational and commercial risks associated with the concentrator.  The Company continues to evaluate other strategic partnerships that could enhance performance in the design, construction and operations of other aspects of Piedmont’s integrated lithium hydroxide business.

Primero is recognized as a world leader in the design, construction, optimization, and contract operations of spodumene projects globally.  Primero’s client list includes the existing operations of Pilbara Minerals, Altura, Alliance Minerals and Galaxy and engineering services performed for Sigma Lithium, Savannah Resources, Core Lithium and many others.  Primero’s EPC and contract operations services at Alliance Minerals’ Bald Hill mine notably achieved nameplate capacity within two months of plant commissioning.

Cam Henry, Managing Director of Primero commented: “Piedmont is a world-class project surrounded by infrastructure and ideally located near potential customers in the USA’s auto alley.  We are excited to continue the relationship we have established with Piedmont Lithium over the past three years and we look forward to applying our specialist expertise in project implementation and operations to assist Piedmont in advancing the only spodumene project currently under development in the United States."

Keith D. Phillips, President and CEO of Piedmont, commented: “We are very pleased to be working with Primero as we advance our integrated lithium hydroxide project. Primero is the world-leader in the design, construction and operation of spodumene concentrate plants, with extensive involvement in many of the producing operations in Western Australia and leadership roles in projects in Canada, Brazil and Portugal.  This is a key milestone as we build out our project execution team, with an emphasis on working with proven processes and experienced professionals.”

For further information, please contact:

Keith D. Phillips	Timothy McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, spodumene-only mineralogy, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

About Primero Group

Primero Group (ASX:PGX) provides engineering design, construction and operational services to the minerals, energy and infrastructure sectors. Primero has specialist expertise in project implementation and delivery with a complementary service offering comprising civil, structural, mechanical and electrical solutions. Primero provides these services to a diverse client base, ranging from mid-sized companies through to international mining and energy houses.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Project’s Core Property Mineral Resource of 25.1Mt @ 1.09% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.

The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

This announcement has been authorised for release by the Company’s President & CEO, Keith D. Phillips.